EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Rofin Sinar Technologies Inc. 2007 Incentive Stock Plan, of our report dated November 28, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes), to the consolidated financial statements and financial statement schedule of Rofin-Sinar Technologies, Inc. and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Rofin-Sinar Technologies Inc. for the year ended September 30, 2008.

/s/ Deloitte & Touche LLP

Detroit, Michigan
March 16, 2009